Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

PhaseBio Pharmaceuticals, Inc.:

We consent to the use of our report incorporated herein by reference. Our report dated July 27, 2018, except for the recapitalization described in Note 2, as to which the date is October 5, 2018, contains an explanatory paragraph that states that PhaseBio Pharmaceuticals, Inc. has incurred recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

Philadelphia, Pennsylvania

October 22, 2018